Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Northcore reports third quarter 2008 results

     (TSX: NTI; OTCBB: NTLNF)

     TORONTO, Nov. 14 /CNW/ - Northcore Technologies Inc. (TSX: NTI;
OTCBB: NTLNF), a global provider of asset lifecycle solutions, announced today its interim financial results for the third quarter ended September 30, 2008.
All figures are reported in Canadian dollars.
     Northcore reported third quarter revenues of $200,000, a decrease of three percent from the $207,000 the company generated in the second quarter of
2008, and a decrease of 20 percent from the $250,000 that company reported in the third quarter of 2007.
     Northcore derives its revenues through fees from application hosting activities provided to customers, the sale of software licenses, and the delivery of application development, software customization and other technology services.
     Northcore reported a net loss for the third quarter of $536,000 or $0.01 per share, basic and diluted. This compares to a net loss of $575,000 or $0.01 per share, basic and diluted, in the second quarter of 2008. In the third quarter of 2007, Northcore reported a net loss of $636,000 or $0.01 per share, basic and diluted.
     Northcore also reported an EBITDA loss in the third quarter of 2008 of
$322,000. This compares to an EBITDA loss of $387,000 in the second quarter of
2008 and an EBITDA loss of $416,000 in the third quarter of 2007.
     "We are making steady progress - slow but steady," said Duncan Copeland,
CEO of Northcore Technologies. "We are expanding our work with existing customers and adding new ones. But as these projects are not yet in production, they haven't had a chance to make material contributions to our revenues. That said, I take some comfort that this quarter's EBITDA loss is the smallest it's been in the past five years."
     EBITDA loss is defined as losses before interest, taxes, depreciation and employee stock options. Northcore considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.
     As at September 30, 2008, Northcore held cash and cash equivalents of
$230,000, and accounts receivable of approximately $219,000.

     Operating Highlights

     We realized a number of operating achievements in the period, notably:

     <<
     -   Entered the beta testing phase of a customized remarketing workflow system with direct GE Asset Seller connectivity for a Fortune 100 customer;
     -   After recently opening access to the GEasset.com disposition portal to selected third party clients, we have successfully employed the platform to the benefit of key customers;
     -   Completed the delivery of enhancements to the toroused.com remarketing website; and
     -   Northcore completed a private placement securing gross proceeds of
         $678,000 through the issuance of convertible debentures.
     >>

     Outlook

     "Because we are currently working with some of GE's largest customers, we see no indications that a recession will affect our progress," said
Mr. Copeland. "These companies are smart enough and wealthy enough to invest a relatively small amount of money to reap much larger savings down the road. I can honestly say that our team has never been more confident."
     Northcore will hold a conference call at 10:00 a.m. (Eastern time) on
Monday, November 17, 2008 to discuss its financial results and review operational activities. Followers of Northcore are invited to listen to the call live over the Internet on the company's website at
northcore.com/events.html.

     <<
     About Northcore Technologies Inc.
     ---------------------------------
     >>
     Northcore provides core asset solutions that help organizations source, manage and sell their capital equipment. Northcore works with a growing number of customers and partners in a variety of sectors including oil and gas, government, and financial services. Current customers include GE Commercial
Finance, Paramount Resources and Trilogy Energy Trust.
     Northcore owns a 50 percent interest in GE Asset Manager, LLC, a joint business venture with GE.

     This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

     <<
                         (financial results to follow)

                          Northcore Technologies Inc.
                          Consolidated Balance Sheet
                 (expressed in thousands of Canadian dollars)
                          (Canadian GAAP, Unaudited)
     -------------------------------------------------------------------------

                                  --------------------------------------------
                                   September 30,  September 30,   December 31,
                                       2008           2008           2007
                                  --------------------------------------------
                                    (Unaudited)    (Unaudited)     (Audited)
                                                    (in US$)

                                                   translated
                                                   into US$ at
                                                   Cdn$ 1.0597
                                                       for
                                                   convenience

     Cash                            $      230     $      217     $      478
     Other current assets                   250            236            157
     Other assets                            27             26             52
                                    ------------------------------------------
       Total assets                  $      507     $      479     $      687
                                    ------------------------------------------
                                    ------------------------------------------

     Accounts payable and accrued
      liabilities                    $      762     $      719     $      577
     Deferred revenue                        83             78             52
     Current portion of long term
      debts                               1,393          1,315            378
     Non-current portion of
      long term debts                       586            553          1,280
     Total shareholders' deficiency      (2,317)        (2,186)        (1,600)
                                    ------------------------------------------
       Total liabilities and
        shareholders' deficiency     $      507     $      479     $      687
                                    ------------------------------------------
                                    ------------------------------------------

                          Northcore Technologies Inc.
        Consolidated Statements of Operations and Comprehensive Income
         (expressed in thousands of dollars, except per share amounts)
                          (Canadian GAAP, Unaudited)
     -------------------------------------------------------------------------

                         -------------------------- --------------------------
                              Three Months Ended          Nine Months Ended
                         -------------------------- --------------------------
                                 September 30,              September 30,
                         -------------------------- --------------------------
                            2008     2008     2007     2008     2008     2007
                            ($C)     ($US)    ($C)     ($C)     ($US)     ($C)
                         -------------------------- --------------------------

                                  translated                 translated
                                  into US$ at                into US$ at
                                  Cdn$ 1.0597                Cdn$ 1.0597
                                      for                        for
                                  convenience                convenience

     Revenue             $   200  $   189  $   250  $   564  $   532  $   857
                         -------------------------- --------------------------

     Operating expenses
       General and
        administrative       339      320      395    1,180    1,113    1,290
       Customer service
        and technology       165      156      205      518      489      555
       Sales and
        marketing             18       17       66      101       95      215
       Employee stock
        options                9        8       66       28       26       79
       Depreciation            8        8       10       26       25       29
                         -------------------------- --------------------------
         Total operating
          expenses           539      509      742    1,853    1,748    2,168
                         -------------------------- --------------------------

     Loss from operations   (339)    (320)    (492)  (1,289)  (1,216)  (1,311)
                         -------------------------- --------------------------

     Interest expense
       Cash interest
        expense               93       88       72      241      227      203
       Accretion of secured
        subordinated notes   104       98       72      273      258      263
     Interest income           -        -        -        -        -       (1)
                         -------------------------- --------------------------
                             197      186      144      514      485      465
                         -------------------------- --------------------------

                         -------------------------- --------------------------
     Net loss and
      comprehensive loss
      for the period     $  (536) $  (506) $  (636) $(1,803) $(1,701) $(1,776)
                         -------------------------- --------------------------
                         -------------------------- --------------------------
     Loss per share,
      basic and diluted  $ (0.01) $ (0.01) $ (0.01) $ (0.02) $ (0.02) $ (0.02)
                         -------------------------- --------------------------
                         -------------------------- --------------------------
     Weighted average
      number of shares
      outstanding,
      basic and diluted
      (000's)            108,881  108,881   95,640  108,678  108,678   88,000
                         -------------------------- --------------------------
                         -------------------------- --------------------------
     >>

     %SEDAR: 00019461E          %CIK: 0001079171

     /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
     (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 20:24e 14-NOV-08